Exhibit 99.2

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter ended March 31, 2016 and 2015

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Balance Sheets	1

Consolidated Income Statements	2

Consolidated Statements of Comprehensive Income	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	March 31,	December 31,	March 31,
	2016	2015	2015
	$	$	$

Assets
Current assets:
Cash and cash equivalents	35,352,247	33,069,122	296,385,832
Cash restricted	7,973,330	7,966,601	7,961,221
Trade and other receivables (note 4)	564,508,868	608,838,604	585,141,451
Other current assets	2,211,583	2,222,952	2,370,386
Assets classified as held for sale	6,701,472	6,701,472	-
Prepaid expenses	1,080,602	1,627,003	2,014,521
Total current assets	617,828,102	660,425,754	893,873,411
Non-current assets:
Cash restricted	228,651	228,286	328,405
Plant and equipment	4,030,021	4,223,335	11,451,970
Exploration and evaluation assets (note 5)	527,604,406	501,724,126	382,765,854
Other non-current receivables	25,108,813	24,793,218	29,700,534
Total non-current assets	556,971,891	530,968,965	424,246,763
Total assets	1,174,799,993	1,191,394,719	1,318,120,174
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables (note 6)	108,764,496	172,119,677	134,945,095
Income tax payable	2,090,476	2,014,414	1,792,065
Current portion of secured loans (note 7)	190,000,000	130,000,000	-
Indirect participation interest	-	-	7,449,409
2.75% convertible notes liability	-	-	67,498,043
Total current liabilities	300,854,972	304,134,091	211,684,612
Non-current liabilities:
Indirect participation interest	7,449,409	7,449,409	-
Other non-current liabilities	81,158,342	80,138,254	96,000,000
Total non-current liabilities	88,607,751	87,587,663	96,000,000
Total liabilities	389,462,723	391,721,754	307,684,612
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 8)	1,003,994,175	1,000,358,320	996,714,524
Authorized - unlimited
Issued and outstanding - 49,678,460
(Dec 31, 2015 - 49,572,811)
(Mar 31, 2015 - 49,510,114)
2.75% convertible notes	-	-	14,297,627
Contributed surplus	35,886,935	36,880,264	16,902,044
Accumulated (deficit)/earnings	(254,543,840)	(237,565,619)	(17,478,633)
Total equity attributable to owners of InterOil Corporation	785,337,270	799,672,965	1,010,435,562
Total liabilities and equity	1,174,799,993	1,191,394,719	1,318,120,174

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 1

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2016	2015
	$	$

Revenue
Interest revenue (note 9)	587,921	11,412,033
Other revenue	333,213	1,802,665
	921,134	13,214,698

Administrative and general expenses	(10,265,410)	(6,351,983)
Legal and professional fees	(1,130,806)	(1,937,189)
Exploration costs (note 5)	(3,279,339)	(19,261,332)
Finance costs (note 10)	(3,062,275)	(8,148,158)
Depreciation and amortization	(196,369)	(5,428)
Foreign exchange gains/(losses)	109,962	690,655
	(17,824,237)	(35,013,435)
Loss from continuing operations before income taxes	(16,903,103)	(21,798,737)

Income taxes
Current tax expense	(75,118)	(70,292)
	(75,118)	(70,292)

Loss for the period	(16,978,221)	(21,869,029)

Loss is attributable to:
Owners of InterOil Corporation	(16,978,221)	(21,869,029)
	(16,978,221)	(21,869,029)

Loss per share attributable to owners of InterOil Corporation during the period
Basic loss per share from loss for the period	(0.34)	(0.44)
Diluted loss per share from loss for the period	(0.34)	(0.44)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	49,655,226	49,436,766
Diluted (Expressed in number of common shares)	49,655,226	49,436,766

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2016	2015
	$	$

Loss for the period	(16,978,221)	(21,869,029)

Other comprehensive loss for the period, net of tax	-	-
Total comprehensive loss for the period	(16,978,221)	(21,869,029)

Total comprehensive loss for the period is attributable to:
Owners of InterOil Corporation	(16,978,221)	(21,869,029)
	(16,978,221)	(21,869,029)

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2016	2015
Transactions with owners as owners:	$	$
Share capital
At beginning of period	1,000,358,320	991,693,780
Issue of capital stock (note 8)	3,635,855	5,020,744
At end of period	1,003,994,175	996,714,524
2.75% convertible notes
At beginning and end of period	-	14,297,627
Contributed surplus
At beginning of period	36,880,264	18,270,837
Fair value of options and restricted stock transferred to share capital	(3,692,640)	(5,282,522)
Stock compensation expense	2,699,311	3,913,729
At end of period	35,886,935	16,902,044
Accumulated (deficit)/earnings
At beginning of period	(237,565,619)	4,390,396
Net loss for the period	(16,978,221)	(21,869,029)
At end of period	(254,543,840)	(17,478,633)
Total InterOil Corporation shareholders' equity at end of period	785,337,270	1,010,435,562

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2016	2015
	$	$

Cash flows generated from/(used in):

Operating activities
Net loss for the period	(16,978,221)	(21,869,029)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	196,369	5,428
Accretion of convertible notes liability	-	996,051
Stock compensation expense, including restricted stock	2,699,311	3,913,729
Accretion of receivable from Total S.A. (note 4)	(11,368,524)	(10,851,196)
Adjustment to carrying amount of receivable from Total S.A. (note 4)	10,812,246	-
Change in operating working capital
Decrease in trade and other receivables	407,059	210,609
Decrease in other current assets and prepaid expenses	557,768	670,033
Decrease in trade and other payables	(744,352)	(6,429,119)
Net cash used in operating activities	(14,418,344)	(33,353,494)

Investing activities
Expenditure on exploration and evaluation assets net of JV contributions (note 5)	(27,363,447)	(66,417,520)
Expenditure on plant and equipment	(123,149)	(181,154)
Proceeds from sale of drilling consumables and spares	3,736,859	-
Proceeds from disposal of plant and equipment	1,314,692	720,000
(Increase)/decrease in restricted cash held as security on borrowings	(7,094)	11,507
Change in non-operating working capital
Decrease in trade and other receivables	40,666,378	-
(Decrease)/increase in trade and other payables	(61,522,770)	2,201,295
Net cash used in investing activities	(43,298,531)	(63,665,872)

Financing activities
Proceeds from drawdown of Credit Suisse secured facility	60,000,000	-
Net cash generated from financing activities	60,000,000	-

Increase/(decrease) in cash and cash equivalents	2,283,125	(97,019,366)
Cash and cash equivalents, beginning of period	33,069,122	393,405,198
Cash and cash equivalents, end of period	35,352,247	296,385,832
Comprising of:
Cash on Deposit	35,352,247	50,918,859
Short Term Deposits	-	245,466,973
Total cash and cash equivalents, end of period	35,352,247	296,385,832

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, independent oil and gas business with a sole focus on Papua New Guinea. The Company is incorporated and domiciled in Canada and was continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is Suite 300-204 Black Street, Whitehorse, Yukon, Canada.

These condensed consolidated interim financial statements were approved by the Directors for issue on May 10, 2016. The Board of Directors has the power to amend and reissue these financial statements

2.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting’, and should be read in conjunction with the annual financial statements for the year ended December 31, 2015 which have been prepared in accordance with IFRS, as issued by the IASB.

The condensed consolidated interim financial statements for the quarter ended March 31, 2016 have been prepared under the historical cost convention.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

(a)	Statement on liquidity, capital resources and capital requirements

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets of the Company as at March 31, 2016 amounted to $317.0 million compared to $356.3 million as at December 31, 2015. The Company has cash, cash equivalents and cash restricted of $43.6 million as at March 31, 2016 (December 2015 - $41.3 million), of which $8.2 million is restricted (December 2015 - $8.2 million).

The Company’s primary use of capital resources has been for exploration and development activities. The Company has to execute exploration activities within a set timeframe to meet the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPLs”) and Petroleum Retention Licenses (“PRLs”). Refer to note 12 for further information on these commitments. Subject to meeting the license commitment requirements, the Company’s capital expenditures can be accelerated or decelerated at its discretion.

The PRL 15 Joint Venture, comprising of Total S.A. ("Total"), Oil Search Limited and InterOil ("the PRL 15 Joint Venture"), is currently considering whether to drill the Antelope-7 appraisal well and a decision is expected to be made before the end of the second quarter of 2016. If the PRL 15 Joint Venture decides not to drill Antelope-7, the certification process would then be implemented with Antelope-6 being the last well in the appraisal program and the Company would expect the process to be completed by the end of September 2016, at which time the Company will receive the interim resource certification payment under the share sale agreement with Total ("Total SSA"). Refer to Note 4. In the event the PRL15 Joint Venture decide to drill Antelope-7 the expected timing of the interim resource certification payment will change.

Subsequent to quarter end, on April 21, 2016, the Company entered into a $400 million senior secured capital expenditure facility on a syndicated basis arranged by Australia and New Zealand Banking Group Limited as sole mandated lead arranger and book runner (“ANZ Facility”). The conditions precedent were satisfied on May 6, 2016 with the drawings from the facility being used to, among other things, refinance the $300 million Credit Suisse led facility. The term of the facility has also been extended from December 31, 2016 to December 31, 2017 subject to certain interim milestones being achieved. The facility is secured by the Company’s subsidiaries and has an annual interest rate of LIBOR plus 6%. The covenants include a defined calculation for gearing not to exceed 60% at any time, a requirement that the equity does not fall below $500.0 million at any time, agreed expenditure limits tested for the six months period ending June 30 and December 31 each year and a requirement to obtain consent to redraw the facility after receipt of the interim certification payment under the Total SSA.

The Company believes that the ANZ Facility will enable the Company to fund operations until the estimated interim certification payment is received. The Company can also raise additional funding through asset sales to ensure sufficient cash to be available to further its development plans.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

In addition, in July 2015, the Company filed a short form base shelf prospectus with the Alberta Securities Commission and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission (the "SEC") pursuant to the multi-jurisdictional disclosure system. These filings will enable the Company to add financial flexibility in the future and issue, from time to time, up to an aggregate of $1.0 billion of securities in one or more offerings for a period of 25 months from the effective date of the prospectus. These securities may be debt securities, common shares, preferred shares, warrants or a combination thereof. Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives.

However, oil and gas exploration, development and liquefaction are capital intensive and the Company’s business plans involve raising capital, which depends on market conditions when raising such capital. Additionally, the Company’s joint venture share of the costs of construction of an LNG plant and other infrastructure associated with the proposed Papua LNG project may amount to billions of dollars and thus exceed the Company’ existing cash balances. No assurances can be given that the Company will be successful in obtaining new capital on terms that are acceptable to the Company, particularly with market volatility.

Accordingly, these condensed consolidated interim financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of this financial report.

(b)	Accounting policies

The accounting policies followed in these condensed consolidated interim financial statements are consistent with those of the previous financial year.

(c)	New standards issued but not yet effective

The following new standards have been issued but are not yet effective for the financial year beginning January 1, 2016 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2018): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2018 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but does not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.

-	IFRS 15 ‘Revenue from contracts with customers’ (effective from January 1, 2018): The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer, so the notion of control replaces the existing notion of risks and rewards. The Company is evaluating the impact of this standard.

-	IFRS 16 ‘Leases’ (effective from January 1, 2019): The new standard now requires lessees to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The standard has an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The standard also provides guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts). The Company is evaluating the impact of this standard.

3.	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.

Risk Management is carried out under policies approved by the board of directors of InterOil. The Finance Department identifies, evaluates and actively mitigates financial risks in close cooperation with the Company’s operations. The board of directors of InterOil provides written principles for overall risk management, as well as written policies covering specific areas. The Company’s overall risk management program seeks to minimize potential adverse effects of these risks on the Company’s financial performance.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial risk management (cont’d)

(a)	Fair values

	March 31, 2016		December 31, 2015		March 31, 2015
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	Method of
	$	$	$	$	$	$	measurement
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents	35,352,247	35,352,247	33,069,122	33,069,122	296,385,832	296,385,832	Amortized Cost
Cash restricted	8,201,981	8,201,981	8,194,887	8,194,887	8,289,626	8,289,626	Amortized Cost
Receivables	564,508,868	564,508,868	608,838,604	608,838,604	585,141,451	585,141,451	Amortized Cost
Other non-current receivable	25,108,813	25,108,813	24,793,218	24,793,218	-	-	Amortized Cost

Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities	108,764,496	108,764,496	172,119,677	172,119,677	134,945,095	134,945,095	Amortized Cost
2.75% Convertible notes liability	-	-	-	-	67,498,043	67,498,043	Amortized Cost
Unsecured loans and current portion of secured loans	190,000,000	190,000,000	130,000,000	130,000,000	-	-	Amortized cost See (i) below
Non-current liabilities
Other non-current liabilities	81,158,342	81,158,342	80,138,254	80,138,254	-	-	Amortized Cost

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

All the financial assets and financial liabilities in the above table are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

(i) All secured loans are subject to floating interest rates and as such the carrying values of these loans are assumed to approximate their fair values.

4.	Trade and other receivables

	March 31,	December 31,	March 31,
	2016	2015	2015
	$	$	$
Trade and other receivables	7,415,213	49,363,739	31,504,682
Sale proceeds receivable from Total	557,093,655	559,474,865	553,636,769
Total	564,508,868	608,838,604	585,141,451

Trade and other receivables mainly relates to cash calls receivable from joint venture partners.

Sale proceeds receivable from Total

Refer to note 5 for details of the Total SSA. The “Interim Resource Payment”, as defined under the Total SSA is due to the Company following the interim certification and has been calculated to be $593.9 million based on a certification provided by GCA, which certified a best case scenario of 7.1 tcfe of natural gas and natural gas liquids in the Elk and Antelope fields. The expected discounted value of this cash flow as at March 31, 2016 was $567.9 million. However, during March 2016, the Company adjusted the expected cash flow timing of the Interim Resource Payment from June 2016 to the end of September 2016. The PRL15 Joint Venture is currently considering whether to drill the Antelope-7 appraisal well and a decision is expected to be made before the end of the second quarter of 2016.  In the event the PRL15 Joint Venture decide to drill Antelope-7 the expected timing of the interim resource certification payment will change.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Trade and other receivables (cont’d)

The Company recalculated the carrying amount of the receivable by computing the present value of estimated future cash flows at the original effective interest rate and the adjustment has been recognized in profit or loss. The Company recalculated the carrying amount of the receivable as at March 31, 2016 to be $557.1 million, with the resulting adjustment of $10.8 million being recognized in the income statement during the quarter ended March 31, 2016.

The Company has recognized $11.4 million as a result of unwinding the discount on the receivable as interest income during the quarter ended March 31, 2016. In addition, this receivable has been reduced by $2.9 million during the quarter ended March 31, 2016, which represents the carry received from Total for development activities undertaken over PRL 15, which is to be offset against the Interim Resource Payment when due. The following table shows the movement in the receivable during the period.

	March 31,	December 31,	March 31,
	2016	2015	2015
	$	$	$
Balance at beginning of period	559,474,865	545,154,761	545,154,761
Interest accretion income on receivable from Total	11,368,524	44,290,061	10,851,196
Adjustment due to change in timing of estimated cash flows	(10,812,246)	(25,878,655)	-
less amounts to be deducted for Total carry of appraisal costs	(2,937,488)	(4,091,302)	(2,369,188)
Balance at end of period	557,093,655	559,474,865	553,636,769

5.	Exploration and evaluation assets

Costs of exploration and evaluation assets which are not subject to depletion are as follows:

	March 31,	December 31,	March 31,
	2016	2015	2015
	$	$	$
Infrastructure and drilling and construction equipment	-	-	3,520,588
Drilling consumables and spares	-	-	34,451,211
Petroleum Retention License drilling programs (Unproved)	339,538,804	312,289,360	120,295,048
Petroleum Prospecting License drilling programs (Unproved)	188,065,602	189,434,766	224,499,007
Gross Capitalized Costs	527,604,406	501,724,126	382,765,854
Accumulated depletion and amortization	-	-	-
Net Capitalized Costs	527,604,406	501,724,126	382,765,854

The majority of the costs capitalized under ‘Petroleum Retention License drilling programs (Unproved)’ above relate to the exploration and development expenditure on the Elk, Antelope and Triceratops fields. The majority of the costs capitalized under ‘Petroleum Prospecting License drilling programs (Unproved)’ above relates to the exploratory drilling costs relating to Bobcat-1 and Raptor-1 wells.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

5.	Exploration and evaluation assets (cont’d)

The following table discloses a breakdown of the exploration and evaluation costs incurred for the periods ended:

	Quarter ended	Year ended	Quarter ended
	March 31,	December 31,	March 31,
	2016	2015	2015
	$	$	$
Opening balance	501,724,126	325,041,973	325,041,973
Property Acquisition Costs	-	-	-
Exploration Costs	(456,692)	120,201,009	11,183,341
Development Costs	25,885,206	331,641,037	117,119,592
Less: Costs transferred to income statement on impairment	-	(78,235,581)	-
Less: Costs recovered through cash calls from joint venture partners	451,766	(196,924,312)	(70,579,052)
Total Costs capitalized	25,880,280	176,682,153	57,723,881
Closing balance	527,604,406	501,724,126	382,765,854
Charged to expense
Exploration impairment	-	78,235,581	-
Exploration costs, excluding exploration impairment	3,279,339	121,829,502	19,261,332
Total charged to expense	3,279,339	200,065,083	19,261,332
Exploration and Evaluation Assets Net Additions (capitalized and expensed)	29,159,619	376,747,236	76,985,213

Gross and Net Cash Expenditure on exploration and evaluation assets:

The following table discloses a breakdown of the net cash expenditure on exploration and evaluation assets as disclosed in the consolidated statements of cash flows for the periods ended:

	Quarter ended
	March 31,	March 31,
	2016	2015
	$	$
Expenditure on exploration and evaluation assets	(27,555,998)	(127,315,813)
Proceeds from joint venture cash calls	192,551	60,898,293
Net expenditure on exploration and evaluation assets	(27,363,447)	(66,417,520)

Total Sale and Purchase Agreement for PRL 15:

On March 26, 2014, the Company signed and closed the Total SSA, under which Total acquired through the purchase of all shares in a wholly owned subsidiary of InterOil, a gross 40.1275% interest in PRL 15, which contains the Elk and Antelope gas fields. InterOil received $401.3 million as a completion payment, and became entitled to receive $73.3 million upon a final investment decision on Papua LNG project, and $65.5 million upon the first LNG cargo from such LNG project. In addition to these fixed amounts, Total is obliged to make variable payments for gas amounts in PRL 15 that are in excess of 3.5 tcfe, based on certification by two independent certifiers following the results of the appraisal program in PRL 15. Payment for resources greater than 5.4 tcfe will be paid at certification, and payment for resources between 3.5 tcfe and up to 5.4 tcfe wll be paid on final investment decision of the Papua LNG project.

6.	Trade and other payables

	March 31,	December 31,	March 31,
	2016	2015	2015
	$	$	$
Onerous contracts and restructuring provisions	50,993,905	59,414,419	-
Other accounts payable and accrued liabilities	42,335,591	97,270,258	119,510,095
Petromin cash calls received	15,435,000	15,435,000	15,435,000
Total trade and other payables	108,764,496	172,119,677	134,945,095

Onerous contracts and restructuring provision

During the year ended December 31, 2015, the Company began a restructuring project as a result of the transition of operatorship of PRL 15 to Total and the reduction in activity in the Company’s other license areas. As at March 31, 2016, the Company has a provision of $7.5 million (December 2015 - $13.3 million, March 2015 – nil) in relation to retrenchment of employees and onerous telecommunications contracts. In addition to these costs, the Company has a provision at March 31, 2016 for onerous rig rental of $43.5 million (December 2015 - $48.5 million, March 2015 - nil).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

7.	Secured loans

Credit Suisse led Syndicated Secured Loan Facility

On June 17, 2014, the Company entered into a $300.0 million syndicated, senior secured capital expenditure facility through a consortium of banks led by Credit Suisse (“Credit Suisse Facility”). The facility is supported by the participating lenders Commonwealth Bank of Australia, Australia and New Zealand Banking Group (PNG) Limited, UBS A.G., Macquarie Group Limited, Bank of South Pacific Limited, Westpac Bank PNG Limited, The Bank of Tokyo-Mitsubishi UFJ and Societe Generale S.A. The facility is secured by the Company’s subsidiaries’ assets. The facility has an annual interest rate of LIBOR plus 5% and matures at the end of 2016. As of March 31, 2016, the Company had drawn down $190.0 million under the facility.

As at March 31, 2016, the Company was in compliance with the applicable debt covenants, which include a defined calculation for gearing not to exceed 60% at any time, a requirement that the equity does not fall below $500.0 million at any time. Agreed expenditure limits are tested for the six months period ending March 31 and September 30 each year.

During the quarter ended March 31, 2016, the total interest expense under this facility included in finance costs was $2.1 million (March 2015 - nil). In addition, financing costs relating to this facility of $0.9 million were expensed during the quarter ended March 31, 2016 (March 2015 - $6.7 million).

Subsequent to quarter end, on April 21, 2016, the Company entered into the ANZ Facility and satisfied the relevant conditions precedent on May 6, 2016 at which point the ANZ Facility replaced the Credit Suisse Facility. The ANZ Facility has an annual interest rate of LIBOR plus 6% and terminates on December 31, 2017, subject to certain interim milestones being achieved. Other lenders in the syndicate include Westpac PNG Limited, Bank of South Pacific Limited, Intesa Sanpaolo SPA, Credit Suisse AG, Société Générale, Morgan Stanley and UBS AG. Security for the ANZ Facility includes certain of the Company’s subsidiaries’ assets.

8.	Share capital and reserves

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2015	49,414,801	991,693,780

Shares issued on vesting of restricted stock units under Stock Incentive Plan	158,010	8,664,540

December 31, 2015	49,572,811	1,000,358,320

Shares issued on vesting of restricted stock units under Stock Incentive Plan	105,649	3,635,855

March 31, 2016	49,678,460	1,003,994,175

Preferred shares - No preferred shares are issued, or were issued at any time during the quarter ended March 31, 2016 (March 2015 – nil).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

9.	Interest revenue

	Quarter ended
	March 31,	March 31,
	2016	2015
	$	$

Interest income on short term deposits	31,643	560,837
Interest accretion income on receivable from Total (note 4)	11,368,524	10,851,196
Adjustment due to change in timing of estimated cash flows on receivable from Total (note 4)	(10,812,246)	-
Interest revenue	587,921	11,412,033

10.	Finance costs

	Quarter ended
	March 31,	March 31,
	2016	2015
	$	$

Interest expense on Credit Suisse Secured Loan	2,125,700	-
Interest expense on Convertible Notes	-	481,236
Interest accretion on Convertible Notes	-	996,051
Financing fees on Credit Suisse Secured Loan	930,556	6,670,871
Other finance costs	6,019	-
Finance costs	3,062,275	8,148,158

11.	Earnings/(loss) per share

Stock options and restricted stock units totaling 719,315 common shares at prices ranging from $13.12 to $67.74 were outstanding as at March 31, 2016.

	Number of shares	Number of shares
Potential dilutive instruments outstanding	March 31, 2016	March 31, 2015
Employee stock options	60,000	410,000
Employee Restricted Stock	659,315	88,749
2.75% Convertible notes	-	732,004
Total stock options/shares outstanding	719,315	1,230,753

12.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses	379,382	7,947	176,135	-	195,300	-	-
Secured loans	192,825	192,825	-	-	-	-	-
Other non-current liabilities	96,000	-	96,000	-	-	-	-
	668,207	200,772	272,135	-	195,300	-	-

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

12.	Commitments and contingencies (cont’d)

The PPL and PRL amounts represent the Company’s commitments on these licenses as at March 31, 2016. On March 6, 2014, the Company’s applications for new PPLs were approved and included new license commitments. The new commitments require the Company to spend an additional $351.6 million over the remainder of their six-year terms.

Further, the terms of grant of PRL 39 requires the Company to spend $27.8 million on the license area by the end of 2018.

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Potential claim from Puma

During April 2016, the Company has received notice from Puma Energy Pacific Holdings Pte Ltd (Puma) of a claim in relation to sludge which Puma assert was found in the tanks of the refinery at the time the refinery was sold to Puma in June 2014. The Company has not determined the validity of the claim and accordingly no provision has been made in accounts in relation to the possible outcome of the claim. Should a valid claim be found to exist, the Company’s current assessment is that the amount payable will not be material.

13.	Subsequent events

Subsequent to quarter end, on April 21, 2016, the Company entered into the ANZ Facility and satisfied the relevant conditions precedent on May 6, 2016 at which point the ANZ Facility replaced the Credit Suisse Facility. The ANZ Facility has an annual interest rate of LIBOR plus 6% and terminates on December 31, 2017, subject to certain interim milestones being achieved. Other lenders in the syndicate include Westpac PNG Limited, Bank of South Pacific Limited, Intesa Sanpaolo SPA, Credit Suisse AG, Société Générale, Morgan Stanley and UBS AG. Security for the ANZ Facility includes certain of the Company’s subsidiaries’ assets.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 13